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                                                         Page 1 of 6 pages

                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934

                                  (Amendment No. 8)

                             ALLEGHENY LUDLUM CORPORATION
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                                   (Name of Issuer)

                       Common Stock, par value $0.10 per share
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                            (Title of Class of Securities)

                                     016900 10 2
                         -----------------------------------
                                    (CUSIP Number)

                 Charles M. Grimstad, Esq., Kirkpatrick & Lockhart,
             1500 Oliver Building, Pittsburgh, PA 15222   (412) 355-6412
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                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)

                                November 7, 1994
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with this statement [ ].

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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                                     Schedule 13D
                                  (Amendment No. 8)
          CUSIP No. 016900 10 2                          Page 2 of 6 pages
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          1.  NAME OF REPORTING PERSON     Richard P. Simmons
                                      ------------------------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                                    (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS     N/A
                                  ---

          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------

                NUMBER OF     7.  SOLE VOTING POWER             16,335,428
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            42,178
                REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,293,250


          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,335,428
                                                                ----------

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [X]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     23.1
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --

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                                     Schedule 13D
                                  (Amendment No. 8)
          CUSIP No. 016900 10 2                           Page 3 of 6 pages
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          1.  NAME OF REPORTING PERSON     Dorothy P. Simmons
                                           ------------------
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


          2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) [ ]
                                                                   (b) [X]

          3.  SEC USE ONLY




          4.  SOURCE OF FUNDS    N/A
                                 ---


          5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]

          6.  CITIZENSHIP OR PLACE OF ORGANIZATION     U.S.A.
                                                       ------


                NUMBER OF     7.  SOLE VOTING POWER                 15,000
                 SHARES
               BENEFICIALLY   8.  SHARED VOTING POWER                    0
                 OWNED BY
                   EACH       9.  SOLE DISPOSITIVE POWER            15,000
               REPORTING
               PERSON WITH   10.  SHARED DISPOSITIVE POWER      16,293,250

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                16,308,250
                                                                ----------


          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES                                           [ ]

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     23.0
                                                                      ----


          14.  TYPE OF REPORTING PERSON     IN
                                            --
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                            SCHEDULE 13D, Amendment No. 8
          CUSIP No. 016900 10 2                           Page 4 of 6 pages
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          Item 4 of Schedule 13D of the undersigned (the "Reporting
          Persons"), dated July 14, 1988, as amended, is amended to read in its entirety as follows. (Except as otherwise indicated, share information herein reflects the 3-for-2 stock split effected July 2, 1990 and the 2-for-1 stock split effected July 1, 1993.)

          Item 4.   PURPOSE OF TRANSACTION.

                    (a) On July 8, 1988 (i) Richard P. Simmons transferred by gift 6,113,750 shares of Common Stock to the Reporting Persons as tenants by the entireties, (ii) Dorothy P. Simmons transferred by gift 500,000 shares of Common Stock to the Reporting Persons as tenants by the entireties, and (iii) the Reporting Persons entered into an Irrevocable Proxy and Voting Agreement of Joint Holders (the "Agreement") whereby Richard P. Simmons acquired the sole power to vote all of said shares. A copy of the Agreement has been filed as Exhibit A hereto. Certain of said shares have subsequently been disposed of by the Reporting Persons by gift from time to time, including but not limited to the transfer of certain shares into their separate individual names. (The share information in this paragraph does not reflect the 1990 and 1993 stock splits.)

                    The Reporting Persons acquired joint ownership of the securities reported in Item 5(a) for personal estate planning purposes. The Reporting Persons, as shareholders, periodically review and evaluate the market for the Common Stock, the Company's business, prospects and financial condition, general economic conditions, other opportunities available to the Reporting Persons, and the Reporting Persons' personal financial and estate planning requirements. On the basis of such periodic reviews and evaluations, the Reporting Persons may determine to increase or decrease their investment in the Common Stock through purchases, sales, gifts, or other means of acquisition or disposition. Among other things, the Reporting Persons are considering whether to diversify their investments and provide funding for anticipated estate tax obligations by selling some of their shares of the Common Stock. Whether such sales will be made, and the method, terms, amount and timing of any such sales, if made, will depend on the Reporting Persons' continuing assessment of pertinent factors, including but not limited to those mentioned above. The Reporting Persons have recently filed a Form 144, "Notice of Proposed Sale of Securities pursuant to Rule 144 under the Securities Act of 1933", with respect to a possible sale or sales of up to 700,000 shares of Common Stock in the aggregate. The Reporting Persons do not currently anticipate that any sales, if made, would reduce their beneficial ownership to less than 20 percent of the outstanding Common Stock.

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                            SCHEDULE 13D, Amendment No. 8
          CUSIP No. 016900 10 2                           Page 5 of 6 pages
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                    (b)  Richard P. Simmons acquired the securities
          reported in Item 5(b) and (c) for personal investment purposes in accordance with the provisions of the Allegheny Ludlum Retirement Savings Plan.

                    (c) In the performance of his duties as Chairman of the Board of Directors of the Company and Chairman of the Executive Committee of the Board of Directors, Richard P. Simmons expects to have continually under consideration various plans or proposals which may relate to or might result in one or more of the matters described in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. Any such plans or proposals would, however, be subject to consideration and approval by the Board of Directors of the Company.

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                            SCHEDULE 13D, Amendment No. 8
          CUSIP No. 016900 10 2                           Page 6 of 6 pages
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                                      SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                                             RICHARD P. SIMMONS
          Date:  November 8, 1994            -----------------------------
                                             Richard P. Simmons


                                             DOROTHY P. SIMMONS
          Date:  November 8, 1994            -----------------------------
                                             Dorothy P. Simmons